Exhibit 99.1

Galapagos increases share capital through warrant exercises

Mechelen, Belgium; 4 December 2015 - Galapagos NV (Euronext & NASDAQ: GLPG) announced a share capital increase arising from warrant exercises.

Galapagos issued 63,500 new ordinary shares on 4 December 2015, for a total capital increase (including issuance premium) of €590,800.00.

Pursuant to the rules of the warrant exercise program of Galapagos' Executive Committee adopted in 2013, Executive Committee members automatically are committed to exercise a minimum number of warrants, subject to certain conditions.  Accordingly, CEO Onno van de Stolpe exercised 10,000 warrants and has consequently increased his holding to a total of 538,289 shares; two other Executive Committee members exercised an aggregate amount of 5,000 warrants.

In accordance with Belgian transparency legislation[1], Galapagos notes that its total share capital currently amounts to € 211,388,857.22; the total number of securities conferring voting rights is 39,076,342, which is also the total number of voting rights (the "denominator"), and all securities conferring voting rights and all voting rights are of the same category.  The total number of rights (warrants) to subscribe to not yet issued securities conferring voting rights is 2,805,692, which equals the total number of voting rights that may result from the exercise of these warrants.  Galapagos does not have any convertible bonds or shares without voting rights outstanding.

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action.  Our pipeline comprises three Phase 2, three Phase 1 and five pre-clinical, and 20 discovery studies in cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications.  We are focused on the development and commercialization of novel medicines that will improve people's lives.  The Galapagos group, including fee-for-service subsidiary Fidelta has approximately 400 employees, operating from its Mechelen, Belgium headquarters and facilities in The Netherlands, France, and Croatia.  More information at www.glpg.com.

Contacts

Investors:	Media:
Elizabeth Goodwin	Evelyn Fox
VP IR & Corporate Communications	Director Communications
Tel: +1 781 460 1784	Tel: +31 6 53 591 999
ir@glpg.com	communications@glpg.com

Forward-looking statements
This release may contain forward-looking statements, all of which involve certain risks and uncertainties.  These statements are often, but not always, made through the use of words or phrases such as "anticipates," "believes," "continues," "could," "estimates," "expects," "intends," "may," "plans," "seeks," "stands to," "we believe," "will," "we intend," as well as similar expressions.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements.  In addition, even if Galapagos' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods.  Among the factors that may result in differences are the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from Galapagos' ongoing clinical research programs may not support registration or further development of its product candidates due to safety, efficacy or other reasons), Galapagos' reliance on collaborations with third parties, and estimating the commercial potential of Galapagos' product candidates.  A further list and description of these risks, uncertainties and other risks can be found in Galapagos' Securities and Exchange Commission (SEC) filings and reports, including in Galapagos' prospectus filed with the

SEC on 14 May 2015 and future filings and reports filed by Galapagos with the SEC.  Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements.  These forward-looking statements speak only as of the date of publication of this document.  Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

[1] Belgian Act of 2 May 2007 on the disclosure of major shareholdings in issuers whose shares are admitted to trading on a regulated market